SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 April 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Final Dividend - Pence Sterling Amount Payable dated 28 April 2025

Exhibit No: 99.1

28 April 2025

InterContinental Hotels Group PLC ("IHG")

Final Dividend - Pence Sterling Amount Payable

On 18 February 2025, the Board of IHG announced a final dividend for 2024 of 114.4 cents per share and that the corresponding amount in Pence Sterling per share would be announced on 28 April 2025. Subject to shareholder approval at IHG's Annual General Meeting on 8 May 2025, the final dividend will be paid on 15 May 2025 to shareholders on the register at the close of business on 4 April 2025.

The Pence Sterling amount payable in respect of the final dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 23 April 2025, using the WMR closing mid-point spot rate as at 4:00pm (London time), as published in the Financial Times, resulting in an applicable exchange rate of £1:US$1.3299.

Accordingly, the Pence Sterling amount payable to Shareholders in relation to the final dividend will be 86.0 pence per ordinary share.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,600 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	28 April 2025